February 25, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644
RE:	Post-Effective Amendment pursuant to Rule 485(a) Variable Annuity Account File Numbers: 333-140230 and 811-04294
Dear Ladies and Gentlemen:
The accompanying post-effective amendment to the Registration Statement on Form N-4 for the above-referenced Variable Annuity Account (the “Registrant”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) via the Commission's EDGAR system. The amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). In that regard, the Registrant requests that this filing become effective on May 1, 2020.
The Registration Statement is being filed to add a new optional living benefits rider.
Any questions or comments regarding this filing may be directed to the undersigned at (651) 665-1590.
Sincerely,
/s/ John P. Hite
John P. Hite
Attorney